FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a - 16 or 15d -16
                     of the Securities Exchange Act of 1934

                           For the Month of July 2005

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.
                 (Translation of Registrant's Name into English)

                      100 BOS ROAD, TERADYON 20179, ISRAEL
                    (Address of Principal Corporate Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________


Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-117529) AND FORM S-8 (NOS. 333-110696, 333-100971 AND 333-11650), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On June 2, 2005, the Registrant received notice from The Nasdaq Stock Market indicating that based on the Form 6-K for the period ended March 31, 2005, the Registrant's stockholders' equity was $9,425,000, and accordingly the Registrant was not in compliance with the minimum $10,000,000 stockholders' equity requirement for continued listing on The Nasdaq National Market set forth in Marketplace Rule 4450(a)(3). Therefore the Nasdaq Staff was reviewing the Registrant's eligibility for continued listing on The Nasdaq National Market, and the Registrant was requested to provide by June 17, 2005, its specific plan to achieve and sustain compliance with the listing requirements. The Registrant subsequently submitted a proposed plan of compliance to Nasdaq based upon completing a previously announced private placement offering of its ordinary shares.

On July 11, 2005, the Registrant received an additional notice from Nasdaq indicating that the Staff had determined to grant the Registrant an extension until August 11, 2005 to complete the private placement offering in order to regain compliance with the Rule, as the Staff believed that the Registrant had provided a definitive plan evidencing its ability to achieve and sustain compliance with the listing requirements.

The Registrant confirms that the private placement has now been completed, with gross proceeds to the Registrant of $2,193,510. Consequently, as of the date hereof, the Registrant believes it has regained compliance with Nasdaq's minimum $10,000,000 stockholders' equity requirement for continued listing on The Nasdaq National Market set forth in Marketplace Rule 4450(a)(3).

The Registrant has been advised by Nasdaq Staff that the Staff will continue to monitor the Registrant's ongoing compliance with the stockholder's equity requirement and, if at the time of its next periodic report, the Registrant does not evidence compliance, it may be subject to delisting.


Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             B.O.S. Better Online Solutions Ltd.
                                             (Registrant)

                                             By: /S/ Nehemia Kaufman
                                             -----------------------
                                             Nehemia Kaufman
                                             CFO


Dated: July 25, 2005